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                                                       OMB No.: 3235-0145
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                      CELL TECH INTERNATIONAL INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   15115B-10-5
                                 (CUSIP Number)

                        Zubair Kazi, 3671 Sunswept Drive
                Studio City, CA 91604, Telephone: (818) 540-5497
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 1999
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|   Rule 13d-1 (b)
                  |X|   Rule 13d-1 (c)
                  |_|   Rule 13d-1 (d)

            The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 15115B-10-5

CellTech/Kazi/13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Zubair Kazi     SS# ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
    N/A                                                                  (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       4,837,692
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          - 0 -
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             4,837,692
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       - 0 -
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,837,692
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    33.78%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1

            This statement on Schedule 13G relates to the Common Stock, par value $.01 per share (the "Common Stock") of Cell Tech International Incorporated, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 565 Century Court, Klamath Falls, Washington 97601.

Item 2

            (a) Name of Person Filing. This statement is filed by Zubair Kazi, an individual, with respect to the shares owned by him.

            (b) Address of Principal Office/Residence. The address of the residence of Zubair Kazi is 3671 Sunswept Drive, Studio City, California 91604.

            (c) Citizenship. Mr. Kazi is a citizen of the United States.

            (d) Title of Class of Securities. This statement on Schedule 13G relates to the Common Stock of the Company.

            (e) Cusip Number. The Cusip Number of the Company is 15115B-10-5

Item 3

            If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o);
            (b) |_| Bank is defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);
            (c) |_| Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);
            (d) |_| Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e) |_| An investment adviser in accordance with
                    240.13d-1(b)(1)(ii)(E);
            (f) |_| An employee benefit plan or endowment fund in accordance
                    with ss.240.13d-1(b)(1)(ii)(F);
            (g) |_| A parent holding company or control person in accordance
                    with ss.240.13d-1(b)(1)(ii)(G);
            (h) |_| A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) |_| A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment Company Act of 1940 (15

                    U.S.C. 80a-3);
            (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  N/A

Item 4 - Ownership

            (a) The percentage of the outstanding shares of Common Stock reported owned by Mr. Kazi is based upon 10,640,895 shares of Common Stock outstanding as of June 30, 2001, based upon information received from the Company.

            As of the close of business on August 24, 2001, Zubair Kazi owns 1,157,895 shares of Common Stock (which comprise 10.9% of the outstanding Common shares) and holds a warrant presently exercisable to purchase 1,157,895 Common shares; further, 1,260,951 shares are issuable to Mr. Kazi under various covenants with the Company, and warrants presently exercisable to purchase an additional 1,260,951 shares are issuable to Mr. Kazi under various covenants with the Company.

            (b) Pursuant to Rule 13d-3(d)(1), Mr. Kazi is deemed to be the beneficial owner of 4,837,692 Common shares, which constitute 33.78% of the Common shares outstanding (based on 14,320,692 Common shares which would be outstanding following (i) exercise of Mr. Kazi's warrant into 1,157,895 Common shares, (ii) issuance of the 1,260,951 shares issuable to Mr. Kazi under various covenants with the Company, and (iii) issuance and exercise of those warrants, presently exercisable to purchase an additional 1,260,951 shares, which are issuable to Mr. Kazi under various covenants with the Company).

            (c) Mr. Kazi has the sole power to vote and dispose of the shares owned by him.

Item 5 - Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following : N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6 - Ownership of More than Five Percent on Behalf of Another Person

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8 - Identification and Classification of Members of the Group

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9 - Notice of Dissolution of Group

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A

Item 10 - Certification

      (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d.1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. N/A

                                    SIGNATURE

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2001


                                        /s/ Zubair Kazi
                                        ----------------------------------------
                                        ZUBAIR KAZI